UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. 8)*

Steven Madden, Ltd.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

556269108

(CUSIP Number)

Steven Madden

Steven Madden, Ltd.

52-16 Barnett Ave

Long Island City, NY 11104

(718) 446-1800

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

August 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 556269108

1	NAME OF REPORTING PERSON Steven Madden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,691,547 shares of Common Stock (1)
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 3,691,547 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,691,547 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.82% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes (i) 1,523,449 shares of common stock, par value $0.0001 per share (“Common Stock”), of Steven Madden, Ltd. (the “Company”) owned by Steven Madden, (ii) 1,181,250 shares of Common Stock that may be acquired by Steven Madden through the exercise of options granted under the Steven Madden, Ltd. 2006 Stock Incentive Plan (the “2006 Plan”), which options are currently exercisable or will be exercisable within the 60 days after the date of this Amendment to Schedule 13D, and (iii) 986,848 shares of restricted stock held by Steven Madden granted under the 2006 Plan consisting of (A) 786,848 shares that will vest on December 31, 2023 and (B) 200,000 shares that will vest in substantially equal annual installments over three years commencing on December 31, 2024, in each case subject to forfeiture pursuant to the terms of the 2006 Plan and of Mr. Madden’s employment agreement, as amended.

(2) Based upon a total of 75,314,549 shares of Common Stock outstanding as of August 1, 2023, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2023, as adjusted to include 1,328,089 shares that are subject to options that are currently exercisable or will be exercisable by Mr. Madden within the 60 days after the date of this Amendment to Schedule 13D, for a total of 76,642,638 shares.

CUSIP No.: 556269108

Explanatory Note

Introduction

This statement constitutes Amendment No. 8 (“Amendment No. 8”) to the Statement on Schedule 13D filed on January 12, 2005 (the “Original Schedule 13D”) and subsequently amended by amendments thereto filed on May 26, 2009, July 21, 2010, February 16, 2012, July 9, 2012, May 7, 2015, January 16, 2018, and June 15, 2020 (collectively with the Original Schedule 13D, the “Amended Schedule 13D”), by Steven Madden (the “Reporting Person”), relating to their beneficial ownership of the common stock, $0.0001 par value per share (the “Common Stock”), of Steven Madden, Ltd., a Delaware corporation (the “Company”).

The Reporting Person is filing this Amendment No. 8 with respect to (i) the sale by Mr. Madden of 100,000 shares of Common Stock on August 7, 2023; (ii) the exercise by Mr. Madden of options to acquire 1,125,000 shares of Common Stock on August 9, 2023; (iii) the sale by Mr. Madden of 50,000 shares of Common Stock on August 11, 2023; (iv) the sale by Mr. Madden of 100,000 shares of Common Stock on August 14, 2023; and (v) the sale by Mr. Madden of 46,893 shares of Common Stock on August 16, 2023.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 8 amends and supplements only information that has materially changed since the filing of the Amended Schedule 13D, including disclosure of the number of shares of the Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person. Unless otherwise stated, the information set forth in the Amended Schedule 13D remains accurate in all material respects.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (d) The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 8 are incorporated herein by reference. As of the date hereof, the Reporting Person has the following interest in Common Stock:

Steven Madden beneficially owns (i) 1,523,449 shares of Common Stock owned directly by Steven Madden, (ii) 1,181,250 shares of Common Stock that may be acquired by Steven Madden through the exercise of options granted under the Steven Madden, Ltd. 2006 Stock Incentive Plan (the “2006 Plan”), which options are currently exercisable or will be exercisable within the 60 days after the date of this Amendment to Schedule 13D, and (iii) 986,848 shares of restricted stock held by Steven Madden granted under the 2006 Plan consisting of (A) 786,848 shares which will vest on December 31, 2023 and (B) 200,000 shares which will vest in substantially equal annual installments over three years commencing on December 31, 2024, in each case subject to forfeiture pursuant to the terms of the 2006 Plan and of Mr. Madden’s employment agreement, as amended. Such beneficial ownership represents 4.82% of the Common Stock, which is calculated based on a total of 75,314,549 shares of Common Stock outstanding as of August 1, 2023, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2023, as adjusted to include 1,328,089 shares that are subject to options that are currently exercisable or will be exercisable by Mr. Madden within the next 60 days, for a total of 76,642,638 shares.

(c) Following are all transactions in the Company’s Common Stock by the Reporting Person within the last sixty days:

(i)	On August 7, 2023, Mr. Madden sold 100,000 shares of Common Stock at a weighted average price per share of $34.42.

(ii)	On August 9, 2023, Mr. Madden exercised options to acquire 1,125,000 shares of Common Stock at the exercise price of $24.90 that had been granted to him under the 2006 Plan. As a result of the payment of the exercise price and withholdings related to the exercise of these options, Mr. Madden’s direct beneficial ownership increased by 146,839 shares of Common Stock.

(iii)	On August 11, 2023, Mr. Madden sold 50,000 shares of Common Stock at a weighted average price per share of $35.19.

(iv)	On August 14, 2023, Mr. Madden sold 100,000 shares of Common Stock at a weighted average price per share of $34.43.

(v)	On August 16, 2023, Mr. Madden sold 46,893 shares of Common Stock at a weighted average price per share of $34.86.

(e) Following the sale of 100,000 shares of Common Stock on August 14, 2023, the Reporting Persons cease to beneficially own more than 5% of the Common Stock outstanding.

CUSIP No.: 556269108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2023

/s/ Steven Madden
Steven Madden